Mail Stop 6010

      							June 16, 2005

Emile Loria, M.D.
President and Chief Executive Officer
Epimmune Inc.
5820 Nancy Ridge Drive,
San Diego, California 92121

Re:	Epimmune Inc.
	Revised Preliminary Schedule 14A
      Filed June 2, 2005
      File No. 1-19591

    Form 10-K for the year ended December 31, 2004
	File No. 1-19591

	Form 10-Q for the quarterly period ended March 31, 2005
	File No. 1-19591

Dear Dr. Loria:

      We have reviewed the above-referenced filings and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Revised Preliminary Proxy Material

General
1. Please note that our page references in this letter are to the
marked version of the proxy 	statement that accompanied your
letter
of June 1, 2005.
2. The shareholders of Epimmune are being asked to approve the authorization of additional shares in order to enable Epimmune to issue shares in accordance with the Share Exchange Agreement. Under this agreement the IDM shareholders will hold 78% of Epimmune on a fully diluted basis after the acquisition occurs. It appears to the staff that the projections provided by IDM to the Epimmune Board would have been material information to the Epimmune Board in deciding whether to enter in the Share Exchange Agreement and will also be material to the shareholders of Epimmune in deciding whether to approve the authorization of additional shares. Therefore, Epimmune should summarize this information in the proxy statement or in the alternative, provide additional disclosure explaining why the
Board did not rely on this information in negotiating and ultimately agreeing to the Share Purchase Agreement. If you decide not to provide this information you should also provide us your analysis of why the information does not need to be disclosed pursuant to Rule 10b-5.

Risk Factors, pages 24-41

"If IDM fails to obtain all required contractual consents and approvals ...," page 31
3. We note your response to comment 16 of our prior letter dated
May
20, 2005 and the associated revisions to your proxy statement
disclosure.  In addition to these changes, 	please  be more
specific
about the third-party material licenses and collaboration agreements for which consents or approvals are necessary.

"The combined company`s supplies of certain materials ...," page
32
4. We note your response to comment 24 and associated revisions to the proxy statement. Please also provide a brief description of the material terms of IDM`s 2003 agreement with Biotecnol, S.A. for the
development of a clinical grade IL-13 manufacturing process, including the term of the agreement and termination provisions.
In
addition, provide us with a copy of this agreement and advise us that
you will file it   as an exhibit to the registrant`s next periodic
report. .

Results of Operations, pages 93 - 97
5. Please expand your disclosures in response to prior comment 52 to disclose the amount of costs incurred to date for each major research and development project category.



Contractual Obligations, pages 98-99
6. Refer to your response to prior comment 53. Please disclose, to the extent material, the amount and timing of milestone and other related payments under licensing and collaboration agreements that are reasonably likely to be paid. If the payments cannot be determined with a reasonably level of certainty, please disclose the timing and a range of the possible amounts that are reasonably likely to be paid.

Financial Statements of IDM

Notes to Consolidated Financial Statements

3.  Intangible Assets-Net, page F-15
7. Consistent with your response to prior comment 70, please disclose the facts and circumstances that lead to IDM`s decision not to further pursue a development program in connection with MDX-210 antibody in 2004. As previously requested, disclose how you determined the fair value of the Medarex licenses in your impairment analyses. Clarify your disclosures to explain why the license to develop this product was found to have no future alternative uses.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32
8. Please expand your proposed disclosures in response to prior comment 72 to disclose the amount of costs incurred to date for each major research and development project category.
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Research Grants and Contract Revenue, page F-8
9. Please expand your proposed disclosures in response to prior comment 75 to clarify, if true, that revenue recognized based on costs incurred approximates the services performed under the contract.


*        *        *



As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202) 551-3623, or me at (202)
551-
3715 with any other questions.


								Sincerely,



								Jeffrey Riedler
      							Assistant Director


cc:	Kay Chandler, Esq.
	Jason Conger, Esq.
	Cooley Godward LLP
	4401 Eastgate Mall
San Diego, CA 92121-1909



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